02037004
NOACT
P.E 1-25-02
1-06049

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 1, 2002

Timothy R. Baer
Vice President, Law
Target Corporation
1000 Nicollet Mall TPS-3255
Minneapolis, MN 55403-2467

Act 1934
Section
Rule 14A-8
Public Availability 4/1/2002

Re: Target Corporation
Incoming letter dated January 25, 2002

Dear Mr. Baer:

This is in response to your letter dated January 25, 2002 concerning the shareholder proposals submitted to Target by the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund and the New York City Fire Department Pension Fund. We also have received a letter from the proponents dated February 25, 2002. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: Samantha M. Biletsky
Associate General Counsel
The City of New York
Office of the Comptroller
1 Centre Street
New York, NY 10007-2341

January 25, 2002

Via Airborne

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
Judiciary Plaza
450 Fifth Street N.W.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted by the City of New York Office of the Comptroller

Ladies and Gentlemen:

I am writing on behalf of Target Corporation (the "Company"), pursuant to Rule 14a-8(j) under the Securities and Exchange Act of 1934, as amended, to respectfully request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with the Company's view that, for the reasons stated below, the shareholder proposal and supporting statement (collectively, the "Proposal") submitted by the Comptroller of New York City (the "Proponent") may properly be omitted from the proxy statement and form of proxy (the "Proxy Materials") to be distributed by the Company in connection with its 2002 annual meeting of shareholders.

Pursuant to Rule 14a-8(j)(2), I am enclosing six copies of this letter and the Proponent's letter transmitting the Proposal. A copy of this letter also is being sent to the Proponent as notice of the Company's intent to omit the Proposal from the Proxy Materials.

I. The Proposal.

The Proposal relates to global workers' rights. It calls for the Company to implement a code of corporate conduct for its international suppliers and production facilities based upon certain listed United Nations' International Labor Organization ("ILO") human rights principles (collectively, the "ILO Principles").

The full text of the Proposal is attached hereto as Exhibit A.

II. Summary.

The Company believes that the Proposal may properly be omitted from its Proxy materials: (1) pursuant to Rule 14a-(i)(10), because the Proposal has been substantially

1000 Nicollet Mall TPS-3255, Minneapolis, Minnesota 55403-2467
Phone: 612.696.6648 Fax: 612.696.6909

implemented by the Company; and (2) pursuant to Rule 14a-8(i)(3), because the Proposal is vague and misleading and thus violates Rule 14a-9.

III. The Proposal may be omitted pursuant to Rule 14a-8(i)(10) because it has been substantially implemented by the Company.

Rule 14a-8(i)(10) provides that any proposal which has been substantially implemented may be omitted from a company's proxy materials. It is well recognized that a company need not implement a proposal word-for-word in order to have it excluded as substantially implemented under Rule 14a-8(i)(10), but rather must only demonstrate that its particular policies, practices, and procedures compare favorably with the guidelines of the proposal. Texaco, Inc. (March 28, 1991); Exchange Act Release No. 34-20091 (August 16, 1983).

The Company currently has in place formal, widely-communicated policies and procedures that govern the operations and employment practices of its domestic and international vendors and suppliers. These standards are clearly stated in the Company's Standards of Vendor Engagement and in the Company's Statement on Vendor Compliance (collectively, the "Target Vendor Policies"). Through its previous adoption of these policies, the Company believes that it has already substantially implemented the Proposal. Copies of the Target Vendor Policies are attached hereto as Exhibit B.

While they are not identical to the ILO Principles, the Target Vendor Policies go well beyond the bare-bones principles that the Proponent seeks to have serve as the basis of a new code of conduct for the Company. The Target Vendor Policies include substantially all of the items outlined in the Proposal, but also address the following significant workplace issues: health and safety, disciplinary practices, reasonable working hours, overtime, fair wages, and misrepresentation of the country of origin of goods. Although the Proposal does not clearly state a standard for implementing the ILO Principles (see section IV, below), if the Company followed the Proponent's request and adopted a code of conduct based upon the far-narrower ILO Principles, the Company would be required to scale back or delete the important parts of its policies cited above.

On an individual basis, where the ILO Principles overlap with the Target Vendor Policies, the Target Vendor Policies typically provide much greater clarity and detail. For example, the fifth ILO Principle simply states that "(t)here shall be no use of child labor." The statement does not define "child labor" and does not address special circumstances. The Target Vendor Policies, however, incorporate the flat prohibition on child labor but go beyond the ILO Principles by explaining what is meant by "child labor" and clarifying the Company's stance on legitimate apprenticeships. If the Company changes its policy to match the ILO Principle, it would needlessly introduce greater ambiguity and lessen the protection provided by the current standard.

The remaining portions of the ILO Principles are also substantially addressed in the Target Vendor Principles. Although the wording of the Target Vendor Policies may vary slightly from the ILO Principles, in substance they mirror virtually every aspect of the ILO Principles. In fact, the only variation of any arguable substance between the ILO Principles and the Target Vendor Policies is that the Target Vendor Policies do not specifically recognize the rights of employees to form and join "trade unions." This issue is addressed through the Target Vendor Policies' requirement that vendors and suppliers adhere to all local laws and all of the laws of the United States relevant to the Company's business, including labor laws and regulations. Since both the right to form and join unions are governed by United States labor laws, and in many cases by foreign labor laws as well, the Target Vendor Policies inherently include these principles.

The final part of the Proposal calls for the Company "to commit to a program of outside, independent monitoring of compliance" with the ILO Principles. Again, the Company has already implemented programs which accomplish the objective of ensuring compliance. Specifically, the Company has adopted pre-contract review procedures that must be followed before any supplier is approved. In addition, the Company has a Corporate Compliance Organization that enforces the Standards of Vendor Engagement. The Compliance Organization conducts random audits of vendor and subcontractor manufacturing facilities. The compliance staff includes full-time, foreign-based Company auditors whose activities are supplemented through the use of independent, third-party auditors and information gathered from other Company personnel. The Company believes that its current programs, which include a combination of inside and outside monitoring, have worked effectively and compare favorably to the procedures sought in the Proposal.

For the foregoing reasons, the Company respectfully asserts that it may omit the Proposal from its Proxy Materials pursuant to Rule 14a-(i)(10) because it has been substantially implemented. Although the wording of the Target Vendor Policies may not be identical to the ILO Principles, in substance the Target Vendor Policies compare favorably to the ILO Principles as required by the Texaco standard.

IV. The Proposal may be omitted pursuant to Rule 14a-8(i)(3) because it violates the Commission's proxy rules.

The Proposal may be excluded pursuant to Rule 14a-8(i)(3) because it contains vague, false, and misleading statements. A shareholder proposal may be excluded under Rule 14a-8(i)(3) when it is "contrary to any of the Commission's proxy rules, including 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." Id. The staff has consistently taken the position that a company may exclude a proposal pursuant to Rule 14a-8(i)(3) if the proposal is "vague, indefinite, and, therefore, potentially misleading." A proposal is sufficiently vague and indefinite to justify its exclusion where "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measure the proposal requires." Philadelphia Electric Co. (July 30, 1992); *see also* Bristol-Myers Squibb Co. (February 1, 1999); IDACORP, Inc. (January 24, 2000).

The Proposal fails to meet the Commission's standards for clarity and truthfulness on several counts. For example, the first "Whereas" clause in the Proposal states that "Target Corporation currently has extensive overseas operations." This is simply untrue. In fact, the Company has only limited operations and presence overseas. In fiscal 2001, fewer than one half of one percent of the Company's workforce was based overseas. Contrary to the suggestion of the Proposal, neither the Company nor any of its affiliates or subsidiaries, owns, operates, leases, oversees or otherwise runs any "international production facilities." In light of the foregoing, the suggestion that the Company "has extensive overseas operations" is both false and misleading in violation of Rule 14a-9.

The second "Whereas" clause contained in the Proposal clause is misleading for similar reasons. It contains inflammatory language about reports of human rights abuses, the use of child labor, "sweatshop" conditions and the denial of labor rights, all in "U.S. corporate overseas operations." Shareholders reading the Proposal may be concerned that the Company sanctions the existence of sweatshop conditions, and that it does so in its own "U.S. corporate overseas operations," which the Proposal implies to exist. As described above, the Company neither owns nor operates any international production facilities. Thus, the inclusion of this language in the proposal is wholly inapplicable to the Company and could only serve to mislead shareholders.

The Proposal is also vague and misleading because shareholders would be unable to determine what actions or measures the Proposal would require if implemented. For example, it calls for the Company "to commit to a program of outside, independent monitoring of compliance with these standards." The fourth "Whereas" clause states that other companies have implemented monitoring programs using "respected human rights and religious organizations." The Proposal, however, fails to define what would constitute "independent monitoring" or who would qualify as an independent monitor. For example, if the Company employed its independent outside accounting firm as a monitor, it is unclear whether the fact the Company pays a fee to perform such services would prevent the firm from being considered independent or whether the Company would be required to hire a social organization that would not charge a fee for such monitoring. It is also unclear what is meant by a "respected" human rights organization. Certainly the concept of "respect" is subjective enough so that even if the Company hired an outside monitor that it considered to be "respected," its decision would still be vulnerable to criticism from the Proponents that although an "independent" monitor has been hired, it was not significantly "respected" by the Proponent or others.

As discussed in Section III, above, the Company already has adopted measures which address virtually all aspects of the Proposal. It is unclear from the Proposal whether the Proponent would like the Company to repeal the Target Vendor Policies (especially where they go beyond the proposed standards) or to adopt a second largely duplicative code of conduct to which it would also be bound. Because the Proposal offers the Company no guidance in this respect, as well as for the reasons outlined above, the Proposal is so incomplete as to be vague, indefinite, and misleading within the scope of Rule 14a-9, and therefore subject to exclusion under Rule 14a-8(i)(3).

V. Conclusion.

In light of the above, the Company believes that the Proposal may be omitted from the Proxy Materials based upon either of the following grounds: (1) the Proposal has already been substantially implemented; and (2) the Proposal is vague and indefinite and therefore violates the Commission's proxy rules. Should the Staff disagree with the Company's conclusions, or should any additional information be desired, the Company would appreciate the opportunity to confer with the Staff concerning theses matters prior to the issuance of your response.

Very truly yours,

Timothy R. Baer
Vice President, Law

cc: Patrick Doherty, City of New York Office of the Comptroller

THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET
NEW YORK, N.Y. 10007-2341

ALAN G. HEVESI
COMPTROLLER

December 14, 2001

Mr. James T. Hale
Corporate Secretary
Target Corporation
777 Nicollet Mall
Minneapolis, MN 55402-2055

Dear Mr. Hale:

The office of the Comptroller of New York City is the custodian and trustee of the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund and the New York City Fire Department Pension Fund (the "Funds"). The funds boards of trustees have authorized me to inform you of our intention to offer the enclosed proposal for consideration of stockholders at the next annual meeting.

It calls for the implementation of a uniform, verifiable, international standard for workers rights based on the conventions of the United Nations' International Labor Organization (ILO). Its adoption would benefit our company by helping to ensure that it is not associated with human rights violations in the workplace.

We submit the attached proposal to you in accordance with rule 14a-8 of the Securities Exchange Act of 1934 and ask that it be included in your proxy statement.

A letter from Citibank certifying the funds' ownership, for over a year, of 3,114,408 shares of Target Corporation common stock is enclosed. The fund intend to continue to hold at least $2,000 worth of these securities through the date of the annual meeting.

We would be happy to discuss this initiative with you. Should the board decide to endorse its provisions as company policy, our fund will ask that the proposal be withdrawn from consideration at the annual meeting. Please feel free to contact me at (212) 669-2651, if you have any further questions on this matter.

Sincerely,

Patrick Doherty

AGH: pd:ma
Enclosure

workrights

Exhibit A

TARGET CORPORATION /GLOBAL HUMAN RIGHTS STANDARDS

Whereas, Target Corporation currently has extensive overseas operations, and

Whereas, reports of human rights abuses in the overseas subsidiaries and suppliers of some U.S.-based corporations has led to an increased public awareness of the problems of child labor, "sweatshop" conditions , and the denial of labor rights in U.S. corporate overseas operations, and

Whereas, corporate violations of human rights in these overseas operations can lead to negative publicity, public protests, and a loss of consumer confidence which can have a negative impact on shareholder value, and

Whereas, a number of corporations have implemented independent monitoring programs with respected human rights and religious organizations to strengthen compliance with international human rights norms in subsidiary and supplier factories, and

Whereas, these standards incorporate the conventions of the United Nation's International Labor Organization (ILO) on workplace human rights which include the following principles:

1) All workers have the right to form and join trade unions and to bargain collectively. (ILO Conventions 87 and 98)
2) Workers representatives shall not be the subject of discrimination and shall have access to all workplaces necessary to enable them to carry out their representation functions.(ILO Convention 135)
3) There shall be no discrimination or intimidation in employment. Equality of opportunity and treatment shall be provided regardless of race, color, sex, religion, political opinion, age, nationality, social origin, or other distinguishing characteristics. (ILO Convention 100 and 111)
4) Employment shall be freely chosen. There shall be no use of force, including bonded or prison labor. (ILO Conventions 29 and 105)
5) There shall be no use of child labor. (ILO Convention 138),and,

Whereas, independent monitoring of corporate adherence to these standards is essential if consumer and investor confidence in our company's commitment to human rights is to be maintained,

Therefore, be it resolved that shareholders request that the company commit itself to the implementation of a code of corporate conduct based on the aforementioned ILO human rights standards by its international suppliers and in its own international production facilities and commit to a program of outside, independent monitoring of compliance with these standards.

Exhibit D

Contact: Gail Dorn, Vice President, Communications and Community Relations 612/304-8888
Carolyn Brookter, Director, Corporate Communications 612/304-6557

Target Corporation and Vendor Compliance

Target Corporation is proud of its record of maintaining high ethical standards and business principles in everything we do. This is our commitment to guests, team members, shareholders, vendors and the communities where we do business. Everyone at Target Corporation is a part of that commitment. That is why we distribute a *Business Conduct Guide* throughout the company to be sure we are reinforcing those standards.

Target Corporation is opposed to any form of slave, child or prison labor whether domestic or international. We take very seriously the protection of human rights. Moreover, Target Corporation is committed to compliance with all of the laws of the United States relevant to its business. We expect our vendors to meet these same standards.

Our Standards of Vendor Engagement (attached) reinforce that we will demand that vendors provide employees with a safe and healthy workplace, that they will not use forced or other compulsory labor, that they adopt nondiscrimination principles and limit work hours, that they pay fair wages and very importantly, that they will not use child labor. On the last point, we have determined that not only will we expect our vendors to comply with the law of the country in which a product is being made, but that they do not use labor from persons under the age of 14 regardless of the law of the country of origin.

Retailers like Target Corporation have two primary ways to ensure that the goods we sell are not produced by child or exploited labor: (1) by seeking to do business with vendors that we believe share our commitment, and (2) by exercising our ability to take corrective action -- up to and including termination of the vendor relationship -- for vendors that violate the law or our Standards of Vendor Engagement.

Manufacturers – not retailers – either own or control production at the factories that produce goods for Target Corporation, and are therefore in the best position to ensure labor compliance. Target Corporation is taking more aggressive steps to educate its vendors on their compliance responsibilities and to monitor vendors to ensure that those compliance responsibilities are being taken seriously.

Target Corporation is working hard to ensure that the products we carry in our stores are made legally and ethically. Following is more information about the programs we have in place and under development to ensure that the products we sell are made in compliance with the law and our standards.

Vendor Education

Target Corporation believes that in a business such as ours, in which we are dealing with thousands of vendors, careful selection and education of vendors at the front end is the most effective way to see that our standards are met. We work closely with our vendors to ensure that they understand how we work and how we can best work together for a productive relationship. Target Corporation vendors are periodically invited to attend vendor education classes called "Introduction to Vendor Partnerships for Imports" which includes a review of the company's Standards of Vendor Engagement and compliance requirements.

Vendor Selection
Target Corporation has in place a system of domestic and international vendor approval at its operating companies. Our "Approved for Purchase" program currently requires all owned brand softlines vendors to be formally approved before doing business with any Target Corporation division. This program includes written verification that owned brand softlines manufacturing facilities meet our requirements for working and labor conditions, U.S. Customs Regulations and certain other laws and regulations.

Before a vendor can produce any owned brand softlines goods for Target Corporation, that vendor must meet the requirements of the Approved for Purchase program. The program requires that before potential new vendors are put through the Approved for Purchase process, they be evaluated by Target Corporation sourcing experts to determine whether they are generally capable of complying with the Target Corporation Standards of Vendor Engagement. Thereafter, the Approved for Purchase program requires all owned brand softlines vendors to sign agreements documenting that they understand their responsibilities for, among other things, compliance with Target Corporation's Standards of Vendor Engagement and Conditions of Contract, U.S. Department of Labor requirements, and U.S. Customs regulations. As the Conditions of Contract provide, Target Corporation reserves the right to review all aspects of its vendors' business, including unannounced, on-site inspections of facilities, to determine that their representations concerning compliance are accurate. The Approved for Purchase program also requires owned brand softlines vendors to complete plant evaluations for each of their manufacturing facilities, which evaluations include standards for working conditions and labor issues.

As a result of the Approved for Purchase program, Target Corporation has greatly reduced the number of owned brand softlines vendors with which it does business, ensuring that we are working with the highest quality providers. Discussion on whether to expand the AFP program into other owned brand areas are currently under way.

Target Corporation Compliance Organization
Target Corporation has a Corporate Compliance organization, with a key focus on enforcement of our Standards of Vendor Engagement. The organization's initiatives, which focus on vendor education and verification, include:

- Compliance Audits. Target Corporation compliance audit staff conduct random audits of vendor and subcontractor manufacturing facilities. The compliance staff includes full-time foreign-based Target Corporation auditors, whose activities are supplemented through the use of third party auditors and information gathered from other Target Corporation personnel. Compliance violations are addressed in a variety of ways ranging from mutual remediation plans to severance of the vendor relationship.

- Limitation of Subcontractors. It is very important to Target Corporation that it be fully aware of all factories and subcontractors involved in the process of manufacturing its owned brand products. Restrictions on the use of factories and subcontractors is controlled through the Approved for Purchase program and individual letters of credit with vendors.

- Vendor Evaluations. Target Corporation buyers and other personnel who visit vendor factories conduct short-form vendor compliance evaluations. This screening tool is used by the compliance audit staff to determine the need for follow up compliance audits of manufacturing facilities.

Vendor Contracts
In its Conditions of Contract, Target Corporation requires vendors to warrant that all goods are made in compliance with applicable laws, including the Fair Labor Standards Act of 1938, a law that governs how employers pay and treat their employees. If vendors violate the Conditions of Contract, the penalty may be loss of an individual order and potentially, all of its future business with Target Corporation.

Target Corporation Sourcing Organization

The Associated Merchandising Corporation (AMC), a subsidiary of Target Corporation, is a leading global sourcing organization that identifies vendor resources on our behalf. For more than 50 years, AMC has supplied our divisions with high-quality merchandise. AMC employs 1,200 people in 27 full-service offices, 32 additional quality control offices and seven commissionaires worldwide.

AMC and other buying agents utilized by Target Corporation are required to educate vendors on the Target Corporation Standards of Vendor Engagement as they identify business opportunities around the world. AMC technical services experts who evaluate factories consider not only quality concerns, but potential transshipment and labor rights issues as well.

Direct Foreign Sourcing

Direct foreign importing represents a small portion of the merchandise carried in Target Corporation stores. Foreign vendors are required to comply with the same Target Corporation Standards of Vendor Engagement and Conditions of Contract as any other vendor. They are also required, to provide written assurances that the goods they produce for Target Corporation were not made using child or forced labor. This written verification is required as a condition of receipt of and payment for merchandise through legal letter of credit stipulations.

Retailers Role in Labor Compliance

As stated above, Target Corporation believes that its vendors are in the best position to ensure labor compliance. Although we are working hard to help educate our vendors on their legal obligations, it is the obligation of U.S. and foreign governments to enforce the law and identify manufacturers that violate the law. The government has the ultimate duty, legal authority and the power to enforce the laws and police criminal conduct.

Target Corporation -- along with 250 other retailers -- is a signatory of the National Retail Federation's "Statement of Principles on Supplier Legal Compliance." This underscores our commitment -- and the entire retail industry's commitment -- to our customers to ensure that our products are made in full compliance with the law.

###

February 2000

Standards Of Vendor Engagement

Target Corporation (TGT), and its affiliated companies, conducts its business in an ethical manner. We are concerned about human rights. We expect our business partners to share our ethical concerns. We use the following standards in selecting our business partners and expect compliance with these standards by our business partners, including all manufacturers, contractors, subcontractors and suppliers utilized in the manufacture and finishing of products that are ordered by TGT or any of its affiliated companies.

Safe and Healthy Workplace

We seek business partners who provide a safe and healthy workplace that complies with local laws. Business partners who provide residential facilities for their workers must also provide safe and healthy residential facilities in compliance with local standards.

No Forced or Compulsory Labor

We will not knowingly work with business partners who use forced labor in the manufacture of products for our stores.

Fair Disciplinary Practices

We will not knowingly work with business partners who utilize physical or mental punishment against their employees.

No Discrimination

While we respect cultural differences, we believe workers should be employed based on their abilities, rather than their race, gender, personal characteristics or beliefs, and encourage our business partners to eliminate discrimination in their workplaces.

Reasonable Working Hours and Overtime

We seek business partners that do not require a work week which exceeds local laws or business customs, and encourage our business partners not to require more than a 60-hour work week on a regularly scheduled basis, except for compensated overtime in compliance with local laws.

Fair Wages

We seek business partners that provide wages and benefits in compliance with local laws, and encourage our business partners to commit to the betterment of wage and benefit levels that address the basic needs of workers and their families.

No Child Labor

We will not knowingly work with business partners who utilize child labor. We define child labor as either being below the local minimum working age, or the age of 14, whichever is greater. We do make an exception for legitimate apprenticeship programs.

Country of Origin

We will not knowingly work with business partners who use deceptive practices to deliberately misrepresent country of origin in order to evade quota or other import restrictions or duties on any products that will be sold in our stores.

Updated 9/1/2000

THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET
NEW YORK, N.Y. 10007-2341

Writer's Direct Dial: (212) 669-2376
Facsimile: (212) 815-8557
sbilets@comptroller.nyc.gov

WILLIAM C. THOMPSON, JR.
COMPTROLLER

February 25, 2002

Office of the Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Target Corporation;
New York City Employees' Retirement System, New York City Teachers' Retirement System, New York City Police Pension Fund, and the New York City Fire Department Pension Fund Shareholder Proposal

To Whom It May Concern:

I write on behalf of the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund, and the New York City Fire Department Pension Fund (the "Funds") in response to the January 25, 2002 letter sent to the Securities and Exchange Commission by the Vice President of Law of Target on behalf of Target Corporation ("Target" or the "Company"). In that letter, Target contends that the Funds' shareholder proposal (the "Proposal") may be excluded from the Company's 2002 proxy statement and form of proxy (the "Proxy Materials").

Target argues that the Proposal may be omitted under Rule 14a-8. I have reviewed the Proposal, the January 25, 2002 letter, and relevant Commission decisions. Based upon that review, as well as a review of Rule 14a-8, it is my opinion that the Proposal may not be omitted from Target's 2002 Proxy Materials. Accordingly, the Funds respectfully request that the Division deny the relief that Target seeks.

I. The Proposal

The Proposal consists of a series of whereas clauses followed by a resolution. The whereas clauses describe: (a) five internationally recognized ILO workers' rights standards relating to trade unions and collective bargaining, worker representation, discrimination, child, prison and forced labor; and (b) a system of independent monitoring. These clauses are followed by a resolve clause that states:

> Therefore, be it resolved that the company commit itself to the implementation of a code of corporate conduct based on the aforementioned ILO human rights standards by its international suppliers and in its own international production facilities and commit to a program of outside, independent monitoring of compliance with these standards.

Thus the Proposal is, in effect, bipartite. The Company is requested to commit itself and hold its international suppliers to a code of conduct based on a limited number of specified human rights standards and to the outside monitoring of that compliance.

II. The Company's Opposition and The Funds' Response

Target has requested that the Division grant "no-action" relief pursuant to two provisions of SEC Rule 14a-8: (1) Rule 14a-8(i)(10), which permits a company to omit a shareholder proposal that has been substantially implemented; and (2)Rule 14a-8(i)(3), which prohibits false and misleading statements. Pursuant to Rule 14a-8(g), Target bears the burden of proving that one or more of these exclusions apply. As detailed below, the Company has failed, in each instance, to meet that burden.

A. The Proposal May Not be Excluded Under Rule 14a-8(i)(10) as it is has not been Substantially Implemented

Target argues that since it has policies that govern the operations and employment practices of its domestic and international vendors and international suppliers - (collectively "Target Vendor Policies") and that these polices, in the Company's opinion, cover "substantially all of the items outlined in the Proposal", it has substantially implemented the Proposal. Target further argues its Vendor Policies contain company and outside monitoring provisions to ensure compliance and that this further evinces substantial implementation of the Proposal.

However, the Division has viewed as proper shareholder action such proposals as the Sullivan Principles, the CERES Principles, the MacBride Principles, and proposals containing global human rights standards, regardless of whether a company had an existing code of conduct in place that touched on some of the concerns set forth in the proposals.

For example, In PPG Industries, Inc. (January 22, 2001), PPG was denied "no-action" relief in its attempt to omit a proposal virtually identical to the Proposal at issue here. PPG argued the proposal had been substantially implemented because along with applicable U.S. laws it was required to follow, it had an Equal Employment Opportunity policy, a Global Code of Ethics that required compliance with local foreign law as a minimum standard, and monitoring by the company to ensure compliance. PPG also noted that its code of ethics called for observing PPG standards that went beyond the local foreign minimum. The proponents in PPG, however, pointed out that PPG's code made no reference to the right to form and join trade unions or the right for workers' representatives to carry out their functions. The proponents further argued that the company's general statements about following local foreign laws and sometimes following applicable higher PPG standards fell "far short of the specificity on the cited topics" that their resolution sought. The proponents prevailed.

Similarly, in Oracle Corporation (August 15, 2000) (the Division denied Rule 14a-8(i)(10) relief even though Oracle argued that a proposal to adopt "U.S. Principles for Human Rights of Workers in China" was substantially implemented because it already had in place its own code of conduct, an employee handbook and it followed applicable law.). The proponents in Oracle also cited specific elements of their resolution that were not addressed in the company's code of conduct. See also Texaco Inc., (January 30, 2001) (Staff refused to allow the company to omit a proposal similar to the one at issue here on Rule 14a-8(i)(10) grounds; proponents argued the company's policies did not address each element of the proposal and the elements that were addressed by the company did not offer the same degree of protection as the ILO code principles).

As in PPG, Target's Vendor Polices do contain references to some of the specifics covered in the Fund's Proposal, but some points are not specifically addressed at all or are not as comprehensive or specific and/or do not offer as much protection. Firstly, it is not clear what function Target's Statement of Vendor Compliance, which covers slightly more ground than its Standards of Vendor Engagement, has. For example, the Statement of Vendor Compliance mentions the Company is "opposed" to prison labor, but the Standards of Vendor Engagement is silent on this issue. It is not clear if both documents are supposed to be followed. Even assuming that Target's international vendors and suppliers must follow both of these documents, there are still significant differences between Target's Vendor Policies and the Proposal. There is, for example, no reference to the Proposal's first two points involving the right to form and join trade unions, or the right of worker representatives to carry out their functions. Target's argument that this issue is covered because its suppliers must follow the laws of the United States as well as foreign labor laws is of no consequence. The laws of the United States are inapplicable to most foreign nations. Additionally, even if there are laws in place on some of these labor rights in the foreign countries, they are rarely, if ever, enforced. For example, even though the China constitution provides for "freedom of association," in practice, this right does not actually exist. See U.S. Department of State Report –"China: Country Reports on Human Rights Practices – 2000 (hereinafter "State Department Report").[1]

Moreover, the discrimination provision in Target's Vendor Policies is not as comprehensive as the one in the Proposal. Target's policy "encourage[s their] business partners to eliminate discrimination in the workplace", whereas the Proposal calls for no discrimination and equal opportunity "regardless of race, color, sex, religion, political opinion, age nationality, social origin, nationality, or other distinguishing characteristics." Furthermore, the Proposal calls for the Company to implement a code of conduct based on five ILO standards, which are often higher than the laws of the country where the suppliers are doing business. The Proposal is more forceful in its language than Target's Vendor Policies in that it commits the Company to implement standards.

1 This report was obtained form the Department of State website: www.state.gov.

Moreover, Target's Vendor Policies are either enforced by Target or by outside monitoring. The Funds learned in a meeting with Target that only twenty percent of its monitoring of its Vendor Policies is done by outside entities. The Proposal, however, calls for total independent monitoring by a "respected human rights" or "religious organizations" to ensure compliance with standards. Self-policing to ensure compliance with standards has not been successful. Overseas vendors and suppliers Target contracts and does business with have been linked to human rights violations. See Sun-Sentinel (Fort Lauderdale, February 13, 2002) (where factory in Guatemala that Target contracts with is accused of "persistent sex discrimination and abuse" of women). See also Los Angeles Times (October 18, 2001) (where Target was sued for "knowingly buying and marketing products made under substandard conditions." Eighteen other retailers named in the lawsuit, including Calvin Klein and Tommy Hilfiger have settled for $8.5 million and have agreed to outside independent monitoring).

In sum, the Proposal is more proactive, comprehensive and specific and offers more protection than Target's Vendor Policies and contains significant elements Target's standards do not. Additionally, the facts show that Target has not even substantially implemented its Vendor Policies and that its blend of mostly Company monitoring with some outside monitoring has not been successful.

B. The Proposal is Not False or Misleading and May Not Be Omitted Under Rule 14a-8(i)(3).

Target argues that the Proposal is false and misleading because one of the Whereas clauses states Target has "extensive overseas operations" but Target claims it only has "limited operations and presence overseas" and that it does not have any "international production facilities." Additionally, Target argues that the Proposal, which discusses violations of human rights in overseas operations, may mislead shareholders into thinking the Company "sanctions the existence of sweatshop conditions . . . in its own U.S. corporate overseas operations, which the Proposal implies to exist." Target further argues that the Proposal is vague and misleading because the shareholders would be unable to determine what actions or measures the Proposal would require if implemented.

Target's arguments regarding its limited overseas presence and not having an international production facilities are specious at best. Target enters into contracts for production of goods overseas. According to Target's own audit sheets and compliance materials, it has numerous contracts with vendors and suppliers in China. A recent report by the National Labor Committee entitled "Made In China: The Role of U.S. Companies In Denying Human Worker Rights" (2000) (hereinafter "NLC Report") documents the horrific working conditions and human rights violations in Chinese factories. According to Target's Company Information sheet, it also has vendors and suppliers in other countries known for violating workers' human rights, such as Guatemala, Nicaragua, and Saipan. In all, Target has contracts with vendors and suppliers in 46 countries, and in each of these countries, there are six or more factories Target does business with. Target also does business in an undisclosed number of countries where there are five or fewer factories. In fact, Target argues that its Vendor Policies are similar to the Proposal and that it has substantially implemented the Proposal and therefore should not have to include the Proposal in its proxy materials. Although, as was discussed above, I do not believe the standards in place are similar or have been substantially implemented, the point here is that Target obviously believed it needed to have standards for its overseas suppliers. The claim that these resources are not "international production facilities" and that it does have "extensive overseas operations" and thus the Proposal is misleading is based solely on semantics and must be rejected.

Additionally, Target's shareholders would not be misled by the implication that Target supports sweatshops. In K-Mart Corporation (March 16, 2001), Staff denied K-Mart's request to omit a similar proposal to the one at issue here under 14a-8(i)(3). K-Mart argued that "[t]he language and imagery contained in the majority of the "Whereas" clauses carries with it the implication that the Company actually buys goods produced in sweatshop conditions where human rights abuses and unfair labor practices are rife." In response, the proponents pointed out just one article that appeared in the Milwaukee Journal Sentinel (on February 24, 2001) a few days before the writing of their letter that reported an investigation by the U.S. General Accounting Office into alleged human rights violations by one of K-Mart's overseas suppliers. The proponents prevailed.

Here, Target has been linked to corporate violations of human rights overseas in television and written stories. For example, See Toys of Misery – A Report on the Toy Industry in China (January 2002) (discussing the horrific conditions and miniscule wages paid to Chinese toy factory workers).[2] See also the articles in the Sun-Sentinel and Los Angeles Tines Discussed above. See also the NLC Report. Many shareholders are no doubt well aware of the publicity Target has received, and is still receiving in the area of human rights violations and its overseas suppliers, so the Proposal would not mislead shareholders.

Finally, Target's argument that the Proposal is so vague and misleading that if it were adopted the shareholders would be unable able to determine what actions or measure it requires must be rejected. The Company underestimates the intelligence of shareholders by assuming that they will not be able to comprehend the concept and intent of the Proposal. The Proposal is concise and clear; by its terms it requires the Company to commit to (1) implementing a code of conduct for itself and its international suppliers that is based on a set of well-defined principles, and (2) establishing outside monitoring and verification compliance. In fact, the Commission has agreed the Proposal is clear, as it has recently allowed an identical proposal submitted by the New York City Employees' Retirement System and the New York City Teachers' Retirement System (two of the retirement systems submitting the Proposal at issue here) to be included in a proxy statement, despite the company's argument that it should be omitted under Rule 14a-8(i)(3). See The Stride Rite Corporation (January 16, 2002). See also PPG Industries (where Staff declined to omit a virtually identical proposal to the Proposal at issue here under Rule 14a-8(i)(3) grounds).

2 This report was printed form the NLC's website: www.nlcnet.org.

The decisions cited by the Company to support exclusion on Rule 14a-8(i)(3) grounds are readily distinguishable. For example, in Bristol-Meyers Squibb Company (February 1, 1999), the excluded proposal was wholly incomprehensible, asking that the Corporation "adopt a policy not to test its products on unborn children or cannibalize their bodies, but pursue preservation, not destruction of their lives." The proposal contained "several disjointed statements presented in a rambling fashion" and included references to both the Bible and Roman law. Similarly, in Philadelphia Electric Company (July 30, 1992), the proposal that was excluded provided that "a Committee of small stockholders of limited members 100-1000-5000 shares, to consider and refer to the Board of Directors a plan or plans that will in some measure equate with the gratuities bestowed on Management, Directors and other employees." As the Corporation in that instance wrote, the statement is subject to innumerable interpretations; "the reader is left without a clear understanding of what is intended."

Target argues it does not understand what independent monitoring means and it wonders whether it should repeal its existing code of conduct. The Proposal is clear and well-defined; it directs the Company to implement a code of conduct "based on" the five ILO principles. The Proposal recognizes that companies should manage their own day- to day operations, so it gives them guidance, but gives them leeway to adopt standards. Whether Target should repeal the standards it has in place is totally up to Target. As Target may be aware, proposals almost identical to the one here that have the directed companies to do "full implementation" of the ILO standards have been rejected by the SEC because the language was too restrictive. See e.g. Revlon, Inc. (March 13, 2001). Target executives are very capable of deciding what do with their code of conduct. As for the independent monitoring, the Proposal calls for it by "respected human rights and religious organizations." Again, this sets up guidelines for companies but lets them choose who the independent outside monitors are. Target executives are up to this task. If the language in the Proposal were more restrictive, Target, as other companies have done successfully in the past, would have argued that it was being "micro-managed." This Proposal, as evidenced by the SEC decision in Stride Rite, finds the right balance in guiding the companies in the area of human rights standards and independent monitoring for overseas suppliers.

Accordingly, the Proposal should not be omitted under Rule 14a-8(i)(3).

Conclusion

For the reasons stated above, the Funds respectfully submit that Target's request for no-action relief be denied. Should you have any questions or require any additional information, please contact me.

Thank you for your time and consideration.

Very truly yours,

Samantha M. Biletsky
Associate General Counsel

cc: Timothy R. Baer

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

April 1, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Target Corporation
Incoming letter dated January 25, 2002

The proposal requests that the board commit to the implementation of a code of conduct based on ILO human rights standards.

We are unable to concur in your view that Target may exclude the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that a portion of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the supporting statement must be revised to delete the first Whereas clause. Accordingly, we will not recommend enforcement action to the Commission if Target omits only this portion of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Target may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that Target may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Grace K. Lee
Attorney-Advisor